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                                                     OMB APPROVAL

                                           OMB Number:             3235-0145
                                           Expires:        December 31, 1997
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        THIS DOCUMENT IS A COPY OF THE SCHEDULE 13G PREVIOUSLY FILED ON
     FEBRUARY 18, 1997 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.



                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G/A


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*


                        SMART Modular Technologies, Inc.
-------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                           Common Stock, no par value
-------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                  831690 10 2
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                                 (CUSIP NUMBER)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








SEC 1745 (2-95)

                               Page 1 of 5 Pages

CUSIP NO.  831690 10 2                      13G        PAGE   2   OF   5   PAGES
         ---------------------

  (1)     Names of Reporting Persons S.S. or I.R.S. Identification No. of
          Above Person

          Ajay Shah
          ---------------------------------------------------------------------
  (2)     Check the Appropriate Box If a Member of a Group (See Instructions)
          (a)   [   ]
          (b)   [   ]

          ---------------------------------------------------------------------
  (3)     SEC Use Only

          ---------------------------------------------------------------------
  (4)     Citizenship or Place of Organization

          United States of America
          ---------------------------------------------------------------------

                       (5)     Sole Voting Power
  NUMBER OF                    3,387,500
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     Shared Voting Power
  OWNED BY                     1,500,000
    EACH               --------------------------------------------------------
  REPORTING            (7)     Sole Dispositive Power
 PERSON WITH                   3,387,500
                       --------------------------------------------------------
                       (8)     Shared Dispositive Power
                               1,500,000
                       --------------------------------------------------------

  (9)     Aggregate Amount Beneficially Owned by Each Reporting Person

          4,887,500
          ---------------------------------------------------------------------
 (10)     Check Box If the Aggregate Amount in Row (9) Excludes Certain
          Shares (See Instructions)

          ---------------------------------------------------------------------
 (11)     Percent of Class Represented by Amount in Row 9

          25.7%
          ---------------------------------------------------------------------
 (12)     Type of Reporting Person (See Instructions)

          IN
          ---------------------------------------------------------------------

CUSIP No. 831690 10 2                                         Page 3 of 5 Pages
          -----------

Item 1.

         (a)     Name of Issuer:

                 SMART Modular Technologies, Inc.

         (b)     Address of Issuer's Principal Executive Offices:

                 4305 Cushing Parkway
                 Fremont, CA  94538

Item 2.

         (a)     Name of Person Filing:

                 Ajay Shah

         (b)     Address of Principal Business Office or, if none, Residence:

                 4305 Cushing Parkway
                 Fremont, CA  94538

         (c)     Citizenship:

                 United States of America

         (d)     Title of Class of Securities:

                 Common Stock, no par value

         (e)     CUSIP Number:

                 831690 10 2

Item 3.          Type of Filing:

                 This statement is not being filed pursuant to Rule 13d-1(b) or 13d-2(b).

CUSIP No. 831690 10 2                                         Page 4 of 5 Pages
          -----------

Item 4.          Ownership:

         (a)     Amount Beneficially Owned:

                 4,887,500

         (b)     Percent of Class:

                 25.7%

         (c)     Number of Shares as to Which Such Person Has:

                    (i)   Sole Power to Vote or to Direct the Vote:
                                          3,387,500
                   (ii)   Shared Power to Vote or to Direct the Vote:
                                          1,500,000
                  (iii)   Sole Power to Dispose or Direct the Disposition Of:
                                          3,387,500
                   (iv)   Shared Power to Dispose or Direct the Disposition Of:
                                          1,500,000

Item 5.          Ownership of Five Percent or Less of a Class:

                 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.          Ownership of More Than Five Percent on Behalf of Another
                 Person:

                 1,500,000 shares are held in Krishnan-Shah Family Partners, L.P., a California limited partnership, in which Mr. Shah and his spouse, Lata Krishnan, are the general partners and share voting and dispositive power.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                 Company:

                 Not applicable.

Item 8.          Identification and Classification of Members of the Group:

                 Not applicable.

CUSIP No. 831690 10 2                                         Page 5 of 5 Pages
          -----------

Item 9.          Notice of Dissolution of Group:

                 Not applicable.

Item 10.         Certification:

                 Not applicable.


Signature
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:   1/30/97                                By: /s/  AJAY SHAH
     -----------------------------                -----------------------------
                                                     Ajay Shah
                                                     Chairman of the Board,
                                                     President and Chief
                                                     Executive Officer